Exhibit 99.1

Ucommune Announces Extraordinary General Meeting

BEIJING, January 8, 2026 (PRNewswire) — Ucommune International Ltd (Nasdaq: UK) (“we”, “Ucommune” or “the Company”) today announced that it will hold the extraordinary general meeting of shareholders (the “Meeting”) at 10 am on February 9, 2026, Beijing time (9 pm on February 8, 2026, U.S. Eastern time) at No. 2 Dongsihuan North Road, Building 1, 4th Floor, Chaoyang District, Beijing, China. The Board of Directors of the Company has established the close of business on January 8, 2026, Eastern time (the “Record Date”), as the record date for determining shareholders entitled to notice of, and to vote at, the Meeting and any adjournments or postponements thereof.

The purpose of the Meeting is to:

(1) increase and redesignate its authorised share capital from US$600,000 divided into 25,000,000 shares comprising (i) 19,980,000 Class A Ordinary Shares par value US$0.024 per share (the “Class A Ordinary Shares”), (ii) 5,000,000 Class B Ordinary Shares, par value US$0.024 per share (the “Class B Ordinary Shares”), and (iii) 20,000 Series A Preferred Shares, par value US$0.024 per share (the “Series A Preferred Shares”) to US$72,000,000 divided into 3,000,000,000 shares comprising (i) 2,994,000,000 Class A Ordinary Shares, (ii) 3,000,000 Class B Ordinary Shares, and (iii) 3,000,000 Series A Preferred Shares by (a) creation of 2,972,020,000 authorised but unissued Class A Ordinary Shares; (b) creation of 2,980,000 authorised but unissued Series A Preferred Shares; and (c) redesignation of 2,000,000 authorised but unissued Class B Ordinary Shares into 2,000,000 authorised but unissued Class A Ordinary Shares (the “Increase and Redesignation of Authorised Share Capital”);

(2) approve the following reverse share splits: (a) on a date when the closing market price per the Company’s Class A Ordinary Share is less than US$1.00, or on such date as any Director or chief executive officer of the Company deems advisable and may determine in his or her absolute discretion, a sixteen-in-one reverse share split (the “First Tranche Scenario 1 Split Ratio”) of the Company’s authorized share capital, so that the authorised share capital of the Company will be US$72,000,000 divided into 187,500,000 shares comprising (i) 187,125,000 Class A Ordinary Shares, par value US$0.384 per share, (ii) 187,500 Class B Ordinary Shares, par value US$0.384 per share and (iii) 187,500 Series A Preferred Shares, par value US$0.384 per share. If, following a reverse split at the First Tranche Scenario 1 Split Ratio, the Company would not be in compliance with the continued listing standards of The Nasdaq Capital Market, including but not limited to the minimum publicly held shares requirement (the “Continued Listing Requirement”), the reverse split ratio shall be reduced to twelve-point-five-to-one (the “First Tranche Scenario 2 Split Ratio”), so that the authorised share capital of the Company will be US$72,000,000 divided into 240,000,000 shares comprising (i) 239,520,000 Class A Ordinary Shares, par value US$0.3 per share, (ii) 240,000 Class B Ordinary Shares, par value US$0.3 per share, and (iii) 240,000 Series A Preferred Shares, par value US$0.3 per share; ii) If non-compliant with the Continued Listing Requirement at the First Tranche Scenario 2 Split Ratio, the ratio shall be reduced to ten-to-one (the “First Tranche Scenario 3 Split Ratio”), so that the authorised share capital of the Company will be US$72,000,000 divided into 300,000,000 shares comprising (i) 299,400,000 Class A Ordinary Shares, par value US$0.24 per share, (ii) 300,000 Class B Ordinary Shares, par value US$0.24 per share, and (iii) 300,000 Series A Preferred Shares, par value US$0.24 per share; iii) If non-compliant with the Continued Listing Requirement at the First Tranche Scenario 3 Split Ratio, the ratio shall be reduced to eight-to-one (the “First Tranche Scenario 4 Split Ratio”), so that the authorised share capital of the Company will be US$72,000,000 divided into 375,000,000 shares comprising (i) 374,250,000 Class A Ordinary Shares, par value US$0.192 per share, (ii) 375,000 Class B Ordinary Shares, par value US$0.192 per share, and (iii) 375,000 Series A Preferred Shares, par value US$0.192 per share; iv) If non-compliant with the Continued Listing Requirement at the First Tranche Scenario 4 Split Ratio, the ratio shall be reduced to five-to-one (the “First Tranche Scenario 5 Split Ratio”), so that the authorised share capital of the Company will be US$72,000,000 divided into 600,000,000 shares comprising (i) 598,800,000 Class A Ordinary Shares, par value US$0.12 per share, (ii) 600,000 Class B Ordinary Shares, par value US$0.12 per share, and (iii) 600,000 Series A Preferred Shares, par value US$0.12 per share; and v) If non-compliant with the Continued Listing Requirement at the First Tranche Scenario 5 Split Ratio, the ratio shall be reduced to four-to-one (the “First Tranche Scenario 6 Split Ratio”), so that the authorised share capital of the Company will be US$72,000,000 divided into 750,000,000 shares comprising (i) 748,500,000 Class A Ordinary Shares, par value US$0.096 per share, (ii) 750,000 Class B Ordinary Shares, par value US$0.096 per share, and (iii) 750,000 Series A Preferred Shares, par value US$0.096 per share. The reverse split effected at the final compliant ratio determined by this process is referred to herein as the “First Reverse Split; (b) subsequently following the First Reverse Split, on a date when the closing market price per the Company’s Class A Ordinary Share is less than US$1.00, or on such date as any director or chief executive officer of the Company deems advisable and may determine in his or her absolute discretion, a five-in-one reverse share split (the “Second Tranche Scenario 1 Split Ratio”) of the Company’s authorized share capital. If, following a reverse split at the Second Tranche Scenario 1 Split Ratio, the Company would not be in compliance with the Continued Listing Requirement, the reverse split ratio shall be reduced to two-in-one (the “Second Reverse Split”); (c) subsequently following the Second Reverse Split, on a date when the closing market price per the Company’s Class A Ordinary Share is less than US$1.00, or on such date as any director or chief executive officer of the Company deems advisable and may determine in his or her absolute discretion, a five-in-one reverse share split (the “Third Tranche Scenario 1 Split Ratio”) of the Company’s authorized share capital. If, following a reverse split at the Third Tranche Scenario 1 Split Ratio, the Company would not be in compliance with the Continued Listing Requirement, the reverse split ratio shall be reduced to two-in-one (the “Third Reverse Split”); and (d)subsequently following the Third Reverse Split, on a date when the closing market price per the Company’s Class A Ordinary Share is less than US$1.00, or on such date as any director or chief executive officer of the Company deems advisable and may determine in his or her absolute discretion, a five-in-one reverse share split (the “Fourth Tranche Scenario 1 Split Ratio”) of the Company’s authorized share capital. If, following a reverse split at the Fourth Tranche Scenario 1 Split Ratio, the Company would not be in compliance with the Continued Listing Requirement, the reverse split ratio shall be reduced to two-in-one; and

(3) approve the adoption of the Fourth Amended and Restated Memorandum and Articles of Association with effect immediately after the Increase and Redesignation of Authorised Share Capital taking effect.

ABOUT UCOMMUNE INTERNATIONAL LIMITED

Ucommune is China’s leading agile office space manager and provider. Founded in 2015, Ucommune has created a large-scale intelligent agile office ecosystem covering economically vibrant regions throughout China to empower its members with flexible and cost-efficient office space solutions. Ucommune’s various offline agile office space services include self-operated models, such as U Space, U Studio, and U Design, as well as asset-light models, such as U Brand and U Partner. By utilizing its expertise in the real estate and retail industries, Ucommune operates its agile office spaces with high efficiency and engages in the urban transformation of older and under-utilized buildings to redefine commercial real estate in China.

FORWARD-LOOKING STATEMENTS

This press release contains forward-looking statements within the meaning of Section 21E of the Securities Exchange Act of 1934, as amended. These forward-looking statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates,” “potential,” “continue,” “ongoing,” “targets,” “guidance” and similar statements. The Company may also make written or oral forward-looking statements in its periodic reports to the U.S. Securities and Exchange Commission (the “SEC”), in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Any statements that are not historical facts, including statements about the Company’s beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to the following: the Company’s growth strategies; its future business development, results of operations and financial condition; its ability to understand members’ needs and provide products and services to attract and retain members; its ability to maintain and enhance the recognition and reputation of its brand; its ability to maintain and improve quality control policies and measures; its ability to establish and maintain relationships with members and business partners; trends and competition in

China’s office space market; changes in its revenues and certain cost or expense items; the expected growth of China’s office space market; PRC governmental policies and regulations relating to the Company’s business and industry, and general economic and business conditions in China and globally and assumptions underlying or related to any of the foregoing. Further information regarding these and other risks, uncertainties or factors is included in the Company’s filings with the SEC. All information provided in this press release and in the attachments is as of the date of this press release, and the Company undertakes no obligation to update any forward-looking statement, except as required under applicable law.

INVESTOR AND MEDIA CONTACTS

Ucommune International Ltd

ir@ucommune.com

SOURCE Ucommune International Ltd

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